United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
February 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Press Release
Signature Page

Press Release
CVRD files initial public offering of Log-In Logística
Rio de Janeiro, February 16, 2007— Companhia Vale do Rio Doce (CVRD) hereby announces that it will file an application with the Brazilian Securities Commission (CVM) for the registration of a public offer for the primary and secondary distribution of the common shares of its subsidiary Log-In Logística Intermodal S/A (Log-In Logística), as follows:
a) The primary and secondary public distribution on the Brazilian over-the-counter market will be coordinated by Banco UBS Pactual S.A., pursuant to the procedures set out under CVM Instruction Nº 400, of December 29, 2003;
b) The secondary public offering of shares of Log-In Logística will be carried out by CVRD;
c) Efforts will also be made to place the shares outside Brazil, through transactions exempt from registration in accordance with the terms of the US Securities Act of 1933, as amended (Securities Act) through investment mechanisms in compliance with Brazilian laws and regulations to certain qualified institutional buyers — as defined under Rule 144A of the US Securities and Exchange Commission (SEC) — and to investors outside the US and Brazil that are not US persons — as defined in the SEC Regulation S — through investment mechanisms in compliance with Brazilian laws and regulations, respecting the applicable law in the country in which each investor is domiciled.
About Log-In Logística
Log-In Logística is a logistics company that offers inter-modal services, with integrated solutions including port services and door-to-door transportation of containers by sea and rail, complemented by short haul trucking, as well as the handling and storage of containers at land-based cargo terminals.
The inter-modal services of Log-In Logística involve the following assets and activities: (i) management and operation of a container maritime terminal — Terminal Vila Velha S.A. -TVV, (ii) coastal shipping — DCNDB Overseas S.A., (iii) railroad transportation, based on third-party assets, supported by a contract with Ferrovia Centro-Atlântica — FCA, (iv) operations at intermodal and dry port terminals, (v) short haul trucking and (vi) logistics planning and management services.
Inter-modal logistics is part of the general freight business, specialized in the transportation, handling and storage of containerized freight. The assets and activities of Log-In Logística are entirely dedicated to inter-modal logistics, therefore not being components of CVRD’s main logistics businesses, which involve the transportation, handling and storage of its products, especially iron ore, and bulk cargo for clients.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Daniela Tinoco: daniela.tinoco@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: February 16, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations